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PRESS RELEASE
                     CELANESE AG                    Frankfurter Strasse 111
                     Media Relations                61476 Kronberg/Ts.
                                                    Telefax: +49 (0)69/305-84160



                     Your Contacts:
                     Ralf Christner                 Dr. Hans-Bernd Heier
                     Phone: +49 (0)69/305-84040     Phone: +49(0)69/305-7112
                     R. Christner@Celanese.com      H.Heier@Celanese.com

                     Phillip Elliott                Andrea Stine (USA)
                     Phone: +49 (0)69/305-33480     Phone: +1 908 522 7784
                     P.Elliott@Celanese.com         Fax: +1 908 522 7583
                                                    A.Stine@Celanese.com


August 31, 2001

CELANESE ANNOUNCES FURTHER ACTION TO REDUCE COSTS;
LOWER EARNINGS OUTLOOK FOR 2001






     KRONBERG, Germany, August 31, 2001 - Celanese AG (Frankfurt: CZZG.DE /
NYSE: CZ) today announced that it is taking further action to restructure and refocus its businesses in order to reduce costs and increase efficiency. The company has also lowered its earnings outlook for 2001.

     On July 31st, Celanese told shareholders that tough economic conditions were affecting its businesses and emphasized it was redoubling efforts to improve profitability. Today, Claudio Sonder, CEO of Celanese AG, said: "Third and fourth quarter business prospects are going to be much more difficult than we expected, and therefore our outlook for 2001 has changed. We now expect EBITDA excluding special charges of around E400 million and negative earnings per share from continuing operations excluding special charges of up to E1.00. This performance level is not acceptable, and we are rapidly accelerating our efficiency plans to improve returns."

     In the Chemicals businesses, the company is facing softening demand and pressure on selling prices. Ticona Technical Polymers is suffering from the ongoing slowdown in the US economy. Markets in Europe are weakening more quickly than expected, and demand from the global telecommunications and electronics sectors is at an historic low.

     The restructuring will involve the elimination of around 850 positions by the end of 2002. These measures will mainly affect Chemicals, Ticona, Acetate Products and administrative centers. This will lead to special charges of about E260 million in the third and fourth quarters of this year, including

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approximately E70 million of non-cash asset write-downs. Associated cash outlays will occur in 2002. "The restructuring will phase out operations with marginal performance and will remove costs," said Perry Premdas, CFO of Celanese AG.

     In Chemicals, research facilities, as well as some production units, are being rationalized and business processes are being improved. The acetyls business will rationalize vinyl acetate monomer and high-cost acetic acid production, in order to address over-capacity issues. In addition the business will relocate research activities closer to manufacturing sites. The company is continuing with initiatives to resolve lagging profitability in Chemical Intermediates. Ticona will cut its expenses throughout all operations and support functions. Specific actions will involve the simplification of the marketing and sales organization and the consolidation of technical centers as well as the streamlining and redesigning of business processes and organizational structures. Acetate Products continues to adjust its production capacity for filament yarn to more closely match declining demand. Administrative processes in all our businesses and in the corporate center are being redesigned to improve efficiency. This will result in reduced staffing and simplified structures.

     Although not estimated above, Celanese is reviewing asset valuations, including goodwill, which may lead to impairment write-downs. Although such write-downs would be non-cash charges, they might affect Celanese's discretion to pay a dividend in 2002 and to buy-back shares.

     Further information will be announced as details are finalized.

     The company will hold a conference call today at 15:00 CET. The public dial-in numbers are posted on the company website: http://www.celanese.com


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     Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in Celanese AG's filings with the Securities and Exchange Commission, copies of which are available from the Company
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